Exhibit 10.34


                   DEFINITIVE ISP SERVICE TRANSFER AGREEMENT
                   -----------------------------------------


In Buenos Aires, on 8 June 2001, by and between NETIZEN S.A., a company duly incorporated under the laws of the Republic of Argentina, herein represented by its President Mr. Richard Estevez, (hereinafter "NETIZEN") and EL SITIO ARGENTINA S.A., a company duly incorporated under the laws of the Republic of Argentina, herein represented by its President, Mr. Roberto Cibrian Campoy (hereinafter "EL SITIO"), (hereinafter collectively the "Parties" and each of them individually a "Party"), hereby agree upon the terms of this Definitive Agreement (hereinafter the "Agreement") based on the following provisions:

WHEREAS:

I.- The Parties signed a contract dated 4 April 2001 (hereinafter the "Contract"), by which they agreed that, in terms of this Agreement, EL SITIO assigns, sells and transfers to NETIZEN and the latter definitively and in full conformity agrees to acquire the users (hereinafter the "Users") to whom EL SITIO provides the service by which it offers an Internet connection, e-mail and other related services such as the Hosting of Web Pages (hereinafter the "ISP Service"); the Users were determined by mutual agreement between the Parties on 17 May 2001 and included in the definitive list of Users (hereinafter the "List").

II.- Considering that EL SITIO definitively transfers the Users to NETIZEN, and that EL SITIO will continue with its other usual activities, the Parties have formalized the definitive partial transfer of the Users goodwill (hereinafter the "Transfer"), by means of notices whose publication commenced on 10 April 2001 in the Official Bulletin and on 12 April 2001 in the daily newspaper Clarin, and continued in both cases until 18 April 2001, as a result of which no third party has expressed its opposition to the Transfer in terms of law 11.867.

III.- Based on the above, the Parties hereby agree to fully ratify their preceding actions and execute this Agreement in full conformity, to regulate the conditions of the Transfer as described below:

Clause 1. Object:

1.1. Users: EL SITIO hereby definitively transfers to NETIZEN and NETIZEN definitively and in full conformity acquires the totality of the different types of Users included in the List as described below:

1.1.1. 8.347 Users who pay for the ISP Service on a monthly basis (hereinafter the "ES Users"),

1.1.2. 12.440 Users who have used the ISP Service free of charge (hereinafter the "Fravega Users"), and

1.1.3. 3.400 Users who, being entitled to use the ISP Service free of charge, have refrained from doing so during the 120 days immediately preceding the date of the audit (hereinafter the "Extra Fravega Users").



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1.2. Contracts and Database: EL SITIO definitively transfers to NETIZEN and
NETIZEN definitively acquires in full conformity:

1.2.1. All contracts entered into by SITIO, and/or assigned to EL SITIO, with the above-mentioned ES Users and referred to the ISP Service, as well as the contract entered into between EL SITIO and Fravega S.A., (hereinafter the "Assigned Contracts"); and

1.2.2. The Users database (hereinafter the "Users Database");

1.3. Right of Use: EL SITIO hereby grants NETIZEN the right to use everything described under 1.3.1. through 1.3.4 during the period comprised between the date of this Agreement and 17 May 2002. Before the expiration of such term NETIZEN shall have arranged all technical means at its disposal to ensure that the Users will access the Service provided by NETIZEN through a domain different from those of EL SITIO. Once the Term has expired, NETIZEN shall not be allowed to provide the Service to the Users through the "elsitio.net" domain, nor shall it be allowed to allege technical reasons which may have prevented such migration. Upon expiration of this period EL SITIO will be fully entitled to redirect the "elsitio.net" domain to ensure that NETIZEN will not continue to use it. The above also includes the following:

1.3.1. The nonexclusive right to use the "elsitio.net" and any other domain and/or e-mail denomination used by EL SITIO in order to provide the Service to the ES Users and the Fravega Users. It is understood that this Agreement does not include the "elsitio.com.ar" domain but does include the following e-mail addresses: cambios@elsitio.com.ar; bajas@elsitio.com.ar;
consultas@elsitio.com.ar; altas@elsitio.com.ar; mesadeayuda@elsitio.com.ar;
all of which will be redirected to such e-mail address as may be determined by NETIZEN.

1.3.2. EL SITIO will direct the www.elsitio.net domain name system (hereinafter the "DNS") to such Internet protocols (hereinafter the "IPs") as may be indicated by NETIZEN for the latter to be able to manage the zones belonging to such domain maintaining the www.elsitio.net homepage unchanged and only being allowed to make changes to www.argentina.elsitio.net. Within 24 hours of the execution of this Agreement, NETIZEN shall cause the above-mentioned homepage to migrate to its hosting servers without any cost for EL SITIO.

1.3.3. The exclusive right to use the DNS in order to regularly provide all services to the Users, including not only the e-mail and Hosting services but also such new services as NETIZEN may deem convenient to provide to the Users.

1.3.4. The use of the EL SITIO logotypes and/or trademarks for the sole purpose of promoting the ISP service on a nonexclusive basis and subject to consent in writing by EL SITIO every time they are used.

1.4. Assignment: EL SITIO assigns to NETIZEN and NETIZEN agrees to acquire the following on a definitive basis:

1.4.1. The connection number 0610 7774846, not including the use of the alphanumeric


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name EL SITIO, for which the Parties must submit the relevant application to the National Communications Commission (hereinafter the "CNC"), NETIZEN being responsible for all applicable administrative expenses.

1.4.2. The numbers 0800 22274846 and 0810 22274846, not including the use of the alphanumeric name ELSITIO, for which the Parties must submit a communication to the relevant Telephone Company. For a term of twelve (12) months as from the date of this Agreement, NETIZEN must implement an answering service for the above-mentioned telephone numbers in order to redirect all inquiries to EL SITIO if referred to queries or claims related to the EL SITIO gateway, or to NETIZEN if referred to queries or claims related to the ISP Service.

1.4.3. The rights of collection through Automatic Debit as from the date of this Agreement in respect of any payments made by ES Users, including the billing made by EL SITIO for the services provided as from 1 May 2001, EL SITIO being responsible for notifying the Banks and/or credit-card companies regarding the assignment of its rights in favor of NETIZEN with respect of all automatic debits related to the transfer and corresponding to the provision of the ISP Service, so that such debits be credited to NETIZEN instead of EL SITIO. Likewise, EL SITIO will use its best efforts to perform such other actions as NETIZEN may reasonably require to perfect the execution of this assignment.

1.4.4. Any other credit related to the use of the ISP Service in respect of:
(i) the ES Users that are subject to transfer. In respect of the debt generated from 1 January through 30 April 2001 only, it is agreed that EL SITIO will be entitled to continue with the collection procedures until 15 July 2001; (ii) those Users not included in the preceding subparagraph as ES Users due to their being in default in their payments for the ISP Service, but in respect of which the Service was not interrupted prior to the date of this Agreement and whose debt was not paid to EL SITIO before 15 July 2001. Accordingly, the assignment of the credits contemplated in subparagraphs (i) and (ii) will be in force as from 16 July 2001, and EL SITIO must before such date provide the list determining the unpaid capital that is the object of this assignment and undertake to provide full cooperation by delivering the respective instruments so as to make it possible for NETIZEN to claim the credit, even by judicial actions. It is understood and agreed that any amount collected by EL SITIO for the ISP Service provided to the ES Users as from 1 May 2001 must be assigned to NETIZEN as set forth by Clause 1.4. 3;

1.4.5. The databases received hereunder, namely: a) the database corresponding to some 5,100 ES Users to which EL SITIO has provided ISP Service prior to 31 December 2000, and b) the database corresponding to some 600 Users which have not complied with the requirements to be considered as ES Users, but were not discontinued between 1 January 2001 and 30 May 2001.

1.4.6. The EL SITIO connection kits by which the Fravega User accesses the ISP Service (hereinafter the "Kits"), which may be used by NETIZEN until six (6) months after the date of this Agreement, according to the following: (i) 10,700 envelopes with one-month free-of-charge promotions; (ii) 16,380 envelopes with 3-month free-of-charge promotions; (iii) 3,330 24.50 Packs;
(iv) 3920 13.70 Packs; (v) 3,920 9.70 Packs (CLARIFY. NOT NECESSARY). To this effect and to make it possible for NETIZEN to use the Kits, EL SITIO hereby authorizes the use of the graphic form of its URL


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www.elsitio.com as it is contained in the Kits.

1.4.7. The EL SITIO displays promoting its ISP Service which are currently installed in the Fravega shops, excluding their upper portion which displays the image and name of Valeria Mazza, which must be removed before 30 June 2001 by Fravega S.A., to which effect any of the Parties will issue the relevant instructions. In order for NETIZEN to be able to use the above-mentioned displays, EL SITIO hereby authorizes the use in graphic form of the www.elsitio.com URL as it is included in them.

Clause 2. Price: The price for the Agreement consists of a cash price (hereinafter the "Cash Price") and a price in services (hereinafter the "Services Price") in terms of this Clause.

2.1. Cash Price and form of payment of the Cash Price:

2.1.1. The Parties agree that the Cash Price as per this Agreement consists of the summation of the following partial elements: a) ES Users for an amount of eight hundred and ninety-seven thousand three hundred and two U.S. dollars and fifty cents (US$ 897,302.50), b) Fravega Users for an amount of two hundred and forty-eight thousand eight hundred U.S. dollars (US$ 248,800) and c) Extra Fravega Users for an amount of ten thousand two hundred U.S. dollars (US$ 10,200), which represents a total amount of US$ 1,156,302.50, plus an amount of US$ 242,823.53 as Value-Added Tax (hereinafter "VAT"). That is to say that the Cash Price with VAT amounts to ONE MILLION THREE HUNDRED AND NINETY-NINE THOUSAND ONE HUNDRED AND TWENTY SIX U.S. DOLLARS AND O2 CENTS (US$ 1,399,126.02).

2.1.2. Of the Cash Price with VAT, an amount of one million three-hundred thousand U.S. dollars (US$ 1,300,000) is paid by crediting the transfer to the account of EL SITIO (Sudameris Argentina S.A., Swift: BSUD AR BA, Cuenta N(degree): Cuenta Especial en US$ - Agencia Irigoyen N(0)023-21973-6, beneficiario: El Sitio Argentina S.A.) of the above-mentioned amount which was deposited by NETIZEN with LaSalle Bank National Association (hereinafter the "Depositary") as guarantee, plus interest accrued since 17 May 2001 and after discounting 50% of the expenses deriving from the above-mentioned contract. Such amount will be considered to have been paid once it is credited to the above-mentioned account and at that time this Agreement will be considered to have been fully executed. The remaining balance of the Cash Price, that is to say the amount of ninety-nine thousand one hundred and twenty-nine U.S. dollars and 65 cents (US$ 99,129.65) will be paid by NETIZEN in 12 equal and consecutive monthly installments of US$ 8,260.80 each, the first of them being due on 20 July 2001 and the remaining ones on the 20th day of each subsequent month or on the first business day thereafter if such day is a banking holiday. In case of arrears in the payment of any of the agreed installments, the payment will automatically be in default and an interest of six percent (6%) per year will be applicable as from the date of default and until full compliance with the payment obligation assumed by NETIZEN.

2.2. Services Price: This price will be paid by NETIZEN to EL SITIO through the Publicity Services described in 2.2.1 below and the Web Education Product Credit described in 2.2.2 for a term of 12 (twelve) months as from 8 July 2001, with expiration on 8 July 2002 (hereinafter the "Term"). If the Services Price is not used and/or consumed by EL SITIO's own will during the period corresponding to 2.2.2, or any


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monthly period corresponding to 2.2.1, comprising one and/or more periods, then NETIZEN will be entitled to consider the same as provided and therefore consumed, thus canceling any right of EL SITIO to claim for the service omitted in the relevant period. Therefore, if EL SITIO has not claimed in writing to NETIZEN for the service omitted by decision of NETIZEN within fifteen calendar days as from the expiration of each period, then EL SITIO will not be entitled to any claim for monetary compensation from NETIZEN for services not provided by NETIZEN and consented in silence by EL SITIO.

2.2.1. Publicity services for a monthly amount of US$ 35,000 (thirty-five thousand U.S. dollars) plus VAT (hereinafter the "Publicity Services"). The Publicity Services will be provided as from thirty calendar days after the date of this Agreement, that is to say, on 8 July 2001, and each monthly period will expire on the 8th day of each month comprised in the Term. The Publicity Services are specifically set forth as follows:

2.2.1.1. Use of contents: NETIZEN grants EL SITIO the right to use the contents described in the following subparagraphs, which are the property of NETIZEN and/or its associates, so that they can be used on a nonexclusive basis by EL SITIO, within the Web pages that the latter operates exclusively from the Republic of Argentina. They will be immediately delivered by NETIZEN to EL SITIO through an automatic system which will make it possible to transfer the contents to the El SITIO pages immediately, as described below:

i. All news stories and articles produced by Editorial Coyuntura S.A. for daily publication on the website called digital market and identified by the URL "www.mercado.com.ar", through the following channels (i) Management, (ii) Marketing, (iii) Mercados y Finanzas (iv) Comercio Electronico, (v) Tecnologia and (vi) Negocios.
ii. All of the following contents owned by NETIZEN and located in the URL "www.uyuyuy.com": (i) La Agenda and (ii) Novedades; and the services
     (iii) Ahora que Hago and (iv) Esta Semana.

2.2.1.2. Use of the sites: NETIZEN grants EL SITIO the right to use the NETIZEN websites for EL SITIO to be able to upload publicity only for products of EL SITIO and its associates, but not for those referred to the promotion of ISP Services. This right of use does not include the possibility to sell these spaces to third parties.

i. NETIZEN will include banners provided and produced by EL SITIO to this effect and at its own expense in the NETIZEN products and in the sites www.NETIZEN.com.ar and www.uyuyuy.com up to a maximum of 1,000,000 banners per month.
ii. NETIZEN will permit the inclusion of a publicity space in its monthly Newsletters to all registered users of www.NETIZEN.com.ar and www.uyuyuy.com, regarding products, services and promotions of EL SITIO which are not in competition with those of NETIZEN; they will be visible to all users without scrolling and will include a text and logo link to the site to be determined by EL SITIO on a monthly basis.
iii. NETIZEN will include in the connection kits provided to NETIZEN's ISP Service Clients any graphic material provided by EL SITIO at its own expense to promote products not in competition with those offered by NETIZEN to its own clients.


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       Such publicity must be printed on glossy paper, size 10 cm. x 10
       cm., and delivered to NETIZEN in a first batch consisting of 20,000 copies, within 15 days of the date of this Agreement. NETIZEN will notify EL SITIO 15 days in advance every time an additional supply of graphic material is required;
iv. NETIZEN will permit the use of the Database for purposes of direct marketing promoted by EL SITIO among such Users, and NETIZEN will be prepared to send only two e-mails per month to such Database under instructions from EL SITIO in order to promote contents and services as defined in the preceding subparagraph, provided they are not in competition with products and/or contents offered and/or promoted by NETIZEN.

2.2.1.3. Home Page: NETIZEN undertakes to place the www.elsitio.com homepage as the Users' home page to be used to connect with the Internet by means of a software that will allow them to navigate the Web, and NETIZEN will refrain from adopting any procedure by which Users may be invited to switch to a home page other than that of EL SITIO. NETIZEN must also refrain from offering or promoting products and/or services to the Users in competition with those offered or promoted by EL SITIO as from time to time agreed by the Parties in the Contract, and it is also understood and agreed that EL SITIO will maintain the totality of the billing for publicity sold by EL SITIO.

2.1.4. Connectivity accounts

NETIZEN grants EL SITIO the possibility of using up to 105 premium connectivity accounts (unrestricted access with two additional POP3 mailboxes) for persons appointed by EL SITIO during a term of 12 months as from the date of this Agreement. It is understood that EL SITIO will be responsible for the amount corresponding to Ipass and International Roaming services. EL SITIO will supply in writing the list of persons who will use the above-mentioned accounts within two days after the signing of this Agreement, and undertakes to communicate any changes, deletions, additions and/or replacements occurred during the said Term.

2.2.2. Development of Web education product:

The Services Price will also include a credit for up to one-hundred and twenty U.S. dollars (US$ 120,000) plus VAT to be used by EL SITIO during the Term, so that NETIZEN personnel may develop a Web education product within the Term, for purposes and subject to guidelines to be indicated by EL SITIO, according to a budget prepared on the basis of average market values (hereinafter the "Web Education Product Credit"). If so required by the Web Education Product, this development may be extended beyond the Term.

Clause 3. Annexes and delivery of documentation:

3.1. Annexes:  They are attached hereto as Annexes and numbered as follows:

3.1.1. The Parties sign the letter to the CNC regarding the transfer of connection number 06107774846 as described in 1.4.1.

3.1.2. The Parties sign the letter to the telephone companies regarding the transfer of


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numbers 080022274846 and 081022274846 as described in 1.4.2.

3.1.3. EL SITIO assigns to NETIZEN all rights of collection from the Users by Automatic Debit, to which effect the Parties sign notices to the entities in respect of which collection is effected through the above-mentioned system.

3.1.4. The text agreed by the Parties in respect of joint reports regarding:
(i) the Press, which will be placed at the disposal of the media by any of the Parties as from 0 hours of 11 June 2001, and (ii) Communication to the Users regarding the transfer (hereinafter the "Communication") which will be sent out by NETIZEN before midnight of the date of this Agreement.

3.2. Delivery of documentation: Reference is hereby made to the delivery of the documentation identified below:

3.2.1. EL SITIO supplies to NETIZEN evidence that certifies having notified the AFIP in terms of article 8 paragraph d) of law 11683 and the relevant notification to the Government of the City of Buenos Aires in respect of the Transfer. It also supplies certification that there is no debt pending payment in respect of its social security obligations or its gross-income situation before the Government of the City of Buenos Aires.

3.2.2. EL SITIO hereby delivers a special power of attorney to NETIZEN's legal advisor Mr. Pedro Aberastury in order to register this Agreement with the Public Registry of Commerce.

3.2.3. EL SITIO hereby delivers the database mentioned in 1.4.5.

4. Representations of the Parties. The Parties hereby make the following representations:

4.1. NETIZEN declares that it has ceased to use the EL SITIO equipment (hereinafter the "Equipment"), which is therefore at the disposal of EL SITIO
 .

4.2. NETIZEN declares that the List supplied contains the totality of the Users.

4.3. NETIZEN declares that it has received the Assigned Contracts delivered by EL SITIO to NETIZEN.

4.4. The parties declare that they have sent a notice jointly signed by the Parties to the Depositary in order to transfer the amount of US$ 1,300,000 to the account of EL SITIO as set forth in 2.1.2.

4.5. NETIZEN declares that each and all declarations and guarantees of NETIZEN contained in the Contract remain true and correct and reflect the state of affairs as at the date of this Agreement.

4.6. EL SITIO declares that each and all declarations and guarantees of EL SITIO contained in the Contract remain true and correct and reflect the state of affairs as at the date of this Agreement.


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Clause 5. Sales Account: As certified by this Contract, EL SITIO has billed the ES Users for the ISP Service corresponding to the month of May 2001, and the Parties agree that this billing be transferred to NETIZEN.

5.1. For the purposes of determining the amount thereof, EL SITIO issues a statement of account which it delivers to NETIZEN, whereby it declares that the sales made to ES Users for ISP Services provided during May 2001 amount to $ 168,078 (including VAT).

5.1.1. As at 1 June 2001, EL SITIO has collected for such services the amount of $ 134,975, including VAT.

     a)   The following amounts must be deducted therefrom for such items as:
          (i) rate charged by the National Communications Commission, $ 693;
          (ii) telephone line service, $ 7,454.

     b) EL SITIO acknowledges in favor of NETIZEN an amount of $ 6,453 for the Help Desk Service directly provided by NETIZEN during June 2001.

In terms of the above, EL SITIO delivers a certified check for $ 133,281 and NETIZEN receives it in full conformity, both Parties hereby declaring that they have no further claims against each other for the above-mentioned items.

5.1.2. NETIZEN hereby assumes the obligation to pay: (i) for the Help Desk Service provided by the firm Teletech S.A. during May 2001, which amounts to fifty-six thousand Pesos ($ 56,000) plus VAT, that is to say, a total amount of $ 67,760. This amount will be paid by NETIZEN to EL SITIO on 23 July 2001;
(ii) the amount corresponding to the telephone service provided through numbers 0800 22274846 and 0810 22274846, on a pro rata basis and up to the date of this Agreement, will be settled by NETIZEN within 5 days after acknowledgment of receipt of the relevant invoice by EL SITIO.

5.1.3. The Parties hereby terminate and render null and void the strategic alliance contract for publicity services signed on 28 July 2000, whereby NETIZEN provided a number of publicity services to EL SITIO through its websites www.netizen.com.ar and www.uyuyuy.com.ar. The Parties agree that in terms of this contract EL SITIO owes NETIZEN the amount of $ 39.325, which EL SITIO proceeds to pay with the issuance of a check for the above-mentioned amount, to the order of NETIZEN, this agreement being acknowledged as sufficient receipt therefor.

5.1.4. EL SITIO remarks that it has issued no billing for the ISP Service corresponding to June 2001, and that such billing and the amounts involved must as a matter of right be made and collected by NETIZEN.

5.1.5. The Parties will issue the relevant accounting certifications to reflect what has been agreed in this clause 5.


Clause 6. Amount payable to IMPSAT S.A.: NETIZEN takes charge of the expenses generated by the Service provided by IMPSAT S.A. as from 16 April 2001 as well as the expenses for the lease of the IMPSAT S.A. premises where the equipment is located.

Clause 7. Interpretation. In case of discrepancy between the Parties regarding the


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interpretation of this Agreement, the Parties agree that the terms of the
Contract will prevail upon the terms hereof.

Clause 9. Expenses

8.1. Expenses of EL SITIO: EL SITIO will pay all costs and expenses including but not limited to fees and expenses of lawyers, accountants and any other advisor hired by it as well as any other expenses incurred by EL SITIO in connection with this Agreement.

8.2. Expenses NETIZEN: NETIZEN will pay all costs and expenses including but not limited to fees and expenses of lawyers, accountants and any other advisor hired by it as well as any other expenses incurred by NETIZEN in connection with this Agreement.

8.3. Common expenses: The Notarial fees required in order to formalize this instrument and any related expenses will be supported in equal parts by the Parties.

9. Indemnity

In case of total or partial misrepresentation and/or inaccuracy in the statements and guarantees made by the Parties to this Agreement and/or made by the Parties to the Contract, or in case of any noncompliance with the obligations assumed by the Parties in this Agreement or in the documents delivered by the Parties in connection with this Agreement or the Contract, the Party responsible for such misrepresentation, inaccuracy and/or noncompliance will be liable therefor and will be bound to hold the complying Party harmless and free from any liability for and in respect of any claims, losses, obligations, contingencies, injuries, damages, costs and expenses which may be applicable to it. Without prejudice to all other representations and obligations contemplated in this Agreement, the Parties expressly agree to the following:

9.1. Indemnity of EL SITIO: EL SITIO will indemnify and hold NETIZEN and/or each of its directors, officials, agents, employees, advisors and representatives jointly and individually harmless from and against any losses, expenses, claims, damages or liabilities whatsoever, including but not limited to the reasonable costs of investigation and the reasonable legal fees and expenses of lawyers to whom NETIZEN and/or each of its directors, officials, agents, employees, advisors and representatives may be subject, resulting from or based on:

9.1.1. Any statement or guarantee made by EL SITIO in this Agreement which proves not to have been materially true, complete and exact at the time it was made;

9.1.2. Any agreement herein made by EL SITIO which has not been complied with;

9.1.3. Any liability in respect of the Transfer for taxes, including passive charges, fines, additions and related interest in respect of any taxable period ending on or before the date of this Agreement, except as set forth in 9.2.5.; or

9.1.4. Any liability or obligation which may be attributed to the Transfer for a cause prior to the date of this Agreement, except as set forth in 9.2.5.



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9.2. Indemnity of NETIZEN: NETIZEN will indemnify and hold EL SITIO and/or each of its directors, officials, agents, employees, advisors and representatives jointly and individually harmless from and against any losses, expenses, claims, damages or liabilities whatsoever, including but not limited to the reasonable costs of investigation and the reasonable legal fees and expenses of lawyers to whom EL SITIO and/or each of its directors, officials, agents, employees, advisors and representatives may be subject, resulting from or based on:

9.2.1. Any statement or guarantee made by NETIZEN in this Agreement which proves not to have been materially true, complete and exact at the time it was made;

9.2.2. Any undertaking herein made by NETIZEN which has not been complied with;

9.2.3. Any liability in respect of the Transfer for taxes, including passive charges, fines, additions and related interest in respect of any taxable period ending after the date of this Agreement, except as set forth in 9.2.5.; or

9.2.4. Any liability or obligation which may be attributed to the Transfer in connection with the period after the date of this Agreement, except as set forth in 9.2.5.

9.2.5. NETIZEN will take charge of any claim made by the Users requesting a repair from EL SITIO for events occurred as from 17 May 2001, including any amount for indemnification, expenses or fees.

Clause 10. Noncompliances

In case of noncompliance by any of the Parties with any of the obligations contemplated in this Agreement, the complying Party will only be entitled to request compliance with the omitted obligation plus the repair of any damages caused.

10.1. In case of noncompliance of NETIZEN with its obligations in respect of the provisions contained in clause 2.2, EL SITIO will be entitled demand the payment of a monetary compensation equivalent to the omitted obligation at the end of each month, on a pro rata basis corresponding to the obligation that was not complied with and in proportion to the value of each obligation according to the cost resulting from Annex 8.3.1 of the Contract.

10.2. Should EL SITIO fail to comply with its obligation not to compete with NETIZEN in the offer of ISP Service for a period of 15 (fifteen) months as from the date of this Agreement, or by providing advice or participating directly or through third parties in another ISP Service offered within the Republic of Argentina or having effects on persons connecting to the Internet from Argentina, NETIZEN will be entitled to demand the payment of a penalty of two hundred and fifty thousand U.S. dollars (US$ 250,000 as a fixed, rated and tabulated indemnification.

Clause 11. Miscellaneous

11.1. Applicable Law: The validity, duration and interpretation of this instrument will be governed exclusively by the laws of the Republic of Argentina.



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11.2. Arbitration Court: The Parties undertake to attempt to overcome in good faith any controversy which may occur between them in connection with this Agreement. Any difference, discrepancy or conflict arisen with respect to the interpretation, existence, validity, conditions of application, extinction, noncompliance and other effects of this Agreement will be submitted to the General Arbitration Court of the Buenos Aires Stock Exchange, according to its regulations in force for arbitration by amicable compounders, which the Parties declare to know, expressly waiving any other forum and/or jurisdiction which may be applicable. The arbitrators' award will be liable to be enforced in any jurisdiction where the Party may have property or be located, and the Parties hereby irrevocably waive any right to oppose the enforcement of the award by asserting any defense which objects the validity of the arbitration clause or the creation of the Arbitration Court.

11.3. Notices: The Parties agree that all notices that must be served, be they judicial, related to arbitration or of any other nature, will be deemed valid when addressed to the domiciles agreed under Clause 11.4, which will be considered as duly fixed for the purposes of any written notification liable to generate an acknowledgment of receipt by the other Party (hereinafter the "Certified Notices").

11.4. Domiciles by choice: All Certified Notices shall be addressed as follows:

To EL SITIO:                           To NETIZEN:
EL SITIO Argentina S.A.                NETIZEN S.A.
Avda. Ing Huergo 1167                  Peru 263 piso 2
C1107AOL Buenos Aires - Argentina      CP C1067AAE, Buenos Aires - Argentina
At.: Ana Ines Baeza -Depto Legales     At. Sr. Gonzalo Berra

Any of the Parties may change its domicile to any other place within the city of Buenos Aires by giving Certified Notice to the other Party specifying the new domicile.

11.5. Severability: Should any provision of this Agreement be invalid or unenforceable, the rest of the Agreement shall remain in force.

11.6. The Parties undertake to formalize this Agreement by public deed on 13 June 2001 at 17 hours. The signing thereof will take place at the domicile of EL SITIO.

IN WITNESS WHEREOF, the Parties sign this Agreement in two (2) counterparts of the same tenor and to only one effect, after having read and ratified its content.

NETIZEN S.A.
------------------------
Name:  Richard Estevez
Position: President


EL SITIO Argentina S.A.
------------------------
Name: Roberto Cibrian Campoy
Position: President


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